Filed by MI Developments Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Magna Entertainment Corp.
Commission File No. 000-30578
Dated: August 24, 2004

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The contents of this document may contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MI Developments Inc.’s (“MID”) future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing. In this document we use words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities of Magna Entertainment Corp. At the time the expected offer is commenced, MID will file an offer to purchase/prospectus with the United States Securities and Exchange Commission and Canadian securities regulatory authorities and Magna Entertainment Corp. will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. Investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, from the Securities and Exchange Commission’s website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

The following letter was filed with the Ontario Securities Commission by MID on August 24, 2004:

	44th Floor	Tel 416 863 0900
	1 First Canadian Place	Fax 416 863 0871
	Toronto Canada M5X 1B1	www.dwpv.com

August 24, 2004	Vincent A. Mercier
Dir 416 863 5579
vmercier@dwpv.com
File No. 204592

BY DELIVERY AND E-MAIL

Ontario Securities Commission
Suite 1900
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention: Ralph Shay and Naizam Kanji

Dear Sirs:

Proposed Offer by MI Developments Inc.
for Remaining Shares of Magna Entertainment Corp.

We are counsel to the independent committee (the "Independent Committee") of the board of directors of MI Developments Inc. ("MID"). In such capacity, we are writing to you on behalf of MID in response to the letter of Greenlight Capital, Inc. ("Greenlight") dated August 10, 2004 (the "Greenlight Letter") to the Ontario Securities Commission (the "OSC") requesting that the OSC require MID to hold a meeting of the holders of Class A Subordinate Voting Shares of MID ("MID Class A Shares") pursuant to OSC Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions ("Rule 61-501") to approve (a) the purchase by MID of 3,682,515 shares of Class A Subordinate Voting Stock ("MEC Class A Shares") of Magna Entertainment Corp. ("MEC") from Fair Enterprise Limited ("Fair Enterprise") on July 12, 2004 (the "Fair Enterprise Purchase") and (b) the proposed offer by MID to acquire all the outstanding MEC Class A Shares not already owned by MID (the "Offer"), announced on July 13, 2004.

We submit that neither the Fair Enterprise Purchase nor the Offer requires approval by MID's minority shareholders under Rule 61-501. MID rejects Greenlight's assertions that these transactions, particularly the Fair Enterprise Purchase, benefit Frank Stronach at the expense of MID's minority shareholders. On the contrary, as discussed below, the Fair Enterprise Purchase benefits all MID shareholders, including MID's minority shareholders, by reducing the cost to acquire the MEC Class A Shares under the Offer by US$3.8 million. In addition, Mr. Stronach will not benefit from tendering any MEC shares to the Offer. Accordingly, the conflict of interest which the related party transaction provisions of Rule 61-501 are intended to address is not present in this transaction.

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Both the Fair Enterprise Purchase and the Offer were approved by the Independent Committee of MID's board as being in MID's best interests. The Independent Committee met on 10 occasions from February 2004 to July 2004 to consider MID's investment in and relationship with MEC and to consider the Offer and the Fair Enterprise Purchase. The Independent Committee received an opinion from its independent financial advisor, Scotia Capital Inc., that the consideration to be paid under the Offer is fair, from a financial point of view, to MID's minority shareholders.

The Independent Committee appreciates that Greenlight (and no doubt some other MID shareholders) oppose the Offer. It is not unprecedented for a shareholder of a public company to disagree with the board determination to proceed with a strategic transaction. In fact, certain MEC shareholders also oppose1 the Offer on the basis that the US$7.00 Offer price is inadequate and that the Offer is unfairly beneficial to MID and its shareholders (including Greenlight), citing recently passed alternative gaming legislation in Pennsylvania authorizing the granting of slot machine licenses to racetrack facilities. However, it is a corporation's board of directors that is charged with supervising the management of the business and affairs of a corporation and, except in limited, specified circumstances, a corporation is not required to seek approval from its shareholders to conduct its business. One of the circumstances is where the minority approval requirements of Rule 61-501 apply. The minority approval requirements of Rule 61-501 are not triggered, and the OSC does not have the jurisdiction to mandate minority approval, simply because certain shareholders disagree with properly made decisions of an independent committee/board of directors. Rather, for a transaction to be subject to minority approval, it must be a "related party transaction" or other transaction regulated by Rule 61-501 and it must not otherwise be exempt. For the reasons discussed below, the Offer and the Fair Enterprise Purchase are either not "related party transactions" under Rule 61-501 or are otherwise exempt, and therefore neither is subject to MID minority shareholder approval.

In particular, we submit that:

●
The Offer is not a related party transaction as it is not a transaction between MID and MEC; rather it is a transaction between MID and MEC's shareholders, which transaction is not included in the definition of "related party transaction".

●
Even if the Offer could be considered to be a related party transaction between MID and MEC, the minority approval requirements of Rule 61-501 would not apply to the Offer as the Offer would be a "downstream transaction" for MID and, in addition, the 25% of market capitalization exemption would be available.

__________________

[1]
MID is aware of seven class action lawsuits that have been commenced against it claiming that the Offer price of US$7.00 is unfair and inadequate. MID intends to fully defend itself against these lawsuits.

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●	The Fair Enterprise Purchase was a related party transaction for MID but was exempt from the minority approval requirements as the 25% of market capitalization exemption was available.

●

The Fair Enterprise Option (as defined below) does not represent consideration in a different form than that offered in the Offer for the purposes of the pre-bid integration rules or a collateral benefit to Fair Enterprise.

The Greenlight Letter contains numerous misleading allegations which MID strongly denies and submits are not relevant to the Rule 61-501 and Securities Act (Ontario) (the "Securities Act") issues discussed below. We have set out under "Other Information" certain facts which address these allegations.

I.	Background

MID

1.    MID is a corporation existing under the Business Corporations Act (Ontario). The registered and principal office of MID is located at 455 Magna Drive, Aurora, Ontario L4G 7A9.

2.    MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of income-producing industrial and commercial real estate properties. In addition to its real estate business operation, MID holds a significant investment in MEC which represented 51% of MID's consolidated assets at December 31, 2003 and 86% of MID's consolidated 2003 revenue.

3.    The authorized capital of MID consists of an unlimited number of MID Class A Shares, 706,170 Class B Shares (the "MID Class B Shares") and an unlimited number of Preference Shares issuable in series. As of June 30, 2004, 47,612,083 MID Class A Shares, 548,238 MID Class B Shares and no Preference Shares were issued and outstanding. Each MID Class A Share carries one vote and each MID Class B Share carries 500 votes. The outstanding MID Class A Shares and the MID Class B Shares collectively carry a total of 321,731,083 votes.

4.    MID is a reporting issuer in the Province of Ontario and in each of the other provinces and territories of Canada, as well as in the United States. MID is a foreign private issuer under the U.S. Securities Act of 1933 (the "1933 Act") and the U.S. Securities Exchange Act of 1934 (the "Exchange Act").

5.    The MID Class A Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"). The MID Class B Shares are listed and posted for trading on the TSX.

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MEC

6.    MEC is a corporation incorporated under the laws of the State of Delaware. The registered office of MEC is located at 1209 Orange Street, Wilmington, Delaware 19801, USA and its principal executive office is located at 337 Magna Drive, Aurora, Ontario L4G 7K1.

7.    MEC is a leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC acquires, develops and operates horse racetracks and related pari-mutuel wagering operations, including off-track betting facilities. Additionally, MEC owns and operates XpressBetTM, a national Internet and telephone account wagering system, and HorseRacing TVTM, a 24-hour horse racing television network.

8.    As of June 30, 2004, MEC had authorized 310,000,000 MEC Class A Shares of which 48,878,796 were issued and outstanding, and 90,000,000 shares of Class B Stock (the "MEC Class B Shares") of which 58,466,056 were issued and outstanding. Each MEC Class A Share carries one vote and each MEC Class B Share carries 20 votes. The 107,344,852 outstanding MEC Class A Shares and the MEC Class B Shares collectively carry a total of 1,218,199,916 votes.

9.    As of June 30, 2004, MEC had outstanding the following out-of-the money convertible debentures: (a) US$150,000,000 of 8.55% convertible subordinated notes due June 15, 2010 which are convertible at any time at the option of the holders into MEC Class A Shares at a conversion price of US$7.05 per share and (b) US$75,000,000 of 7.25% convertible subordinated notes due December 15, 2009 which are convertible at any time at the option of the holders into MEC Class A Shares at a conversion price of US$8.50 per share (collectively, the "Convertible Notes").

10.    As of June 30, 2004, MEC had outstanding options to purchase 4,672,500 MEC Class A Shares under its Long-term Incentive Plan with exercise prices ranging from US$3.91 to US$9.43 per share (the "Options").

11.    MEC is a reporting issuer in the Province of Ontario and in each of the other provinces of Canada, as well as in the United States. MEC is not a foreign private issuer under the 1933 Act or the Exchange Act.

12.    The MEC Class A Shares are listed and posted for trading on the TSX and quoted on the Nasdaq National Market ("NASDAQ").

13.    MID beneficially owns all 58,466,056 MEC Class B Shares and 8,044,843 MEC Class A Shares, representing in the aggregate 62.0% of MEC's equity securities and 96.6% of the votes attached to MEC's voting securities.

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14.    MID and MEC are related parties of each other for the purposes of Rule 61-501.

Frank Stronach and Fair Enterprise

15.    Frank Stronach is a related party of MID for the purposes of Rule 61-501:

■
Mr. Stronach and three other members of his family are trustees of the Stronach Trust. The Stronach Trust indirectly owns 363,414 MID Class B Shares (representing approximately 66.3% of the MID Class B Shares), which represents approximately 56.5% of the votes attached to MID's securities and a 0.8% equity interest in MID.[2] Mr. Stronach also holds directly 50,000 MID Class A Shares, representing approximately 0.1% of the MID Class A Shares, 0.02% of the votes attached to MID's securities and a 0.1% equity interest in MID.

■	Mr. Stronach is a director and is the Chairman of MID.

16.    Mr. Stronach is a related party of MEC for the purposes of Rule 61-501:

■	Mr. Stronach, through the Stronach Trust's interest in MID and MID's interest in MEC, may beneficially own or exercise control over more than 10% of the voting securities of MEC.

■	Mr. Stronach is a director and is the Chairman of MEC.

17.    Prior to the Fair Enterprise Purchase, Fair Enterprise owned 3,682,515 MEC Class A Shares (representing 7.5% of the MEC Class A Shares, but only 3.4% of the equity of MEC and 0.3% of the votes attached to MEC's voting securities).

18.    Fair Enterprise is a related party of MID for the purposes of Rule 61-501:

■
All the outstanding shares of Fair Enterprise are held by Bergenie Anstalt, an estate planning vehicle for the Stronach family. Mr. Stronach shares control or direction over the shares of Fair Enterprise. The members of the family of Mr. Stronach are among the class of possible beneficiaries under Bergenie Anstalt.

19.    Mr. Stronach may also beneficially own or exercise control or direction over 665,638 MEC Class A Shares (the "Magna Plan MEC Shares") representing 1.4% of the
_______________

[2]
In addition, the Stronach Trust controls Magna International Inc. ("Magna International") through the right to direct the votes attaching to 66% of Magna International's Class B Shares. The Magna Deferred Profit Sharing Plan (Canada) holds 1,321,217 (or 2.8%) of the MID Class A Shares and 55,722 (or 10.2%) of the MID Class B Shares, representing in the aggregate 9.1% of the votes attached to MID's securities and a 2.8% equity interest in MID. Mr. Stronach retains the right to direct the trustee of this plan with respect to voting and disposing of the shares in this plan. The Employees Deferred Profit Sharing Plan (U.S.) of Magna International holds 884,355 (or 1.9%) of the MID Class A Shares, representing approximately 0.3% of the votes attached to MID's securities and a 1.8% equity interest in MID. Mr. Stronach is one of three trustees under this Plan.

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MEC Class A Shares, 0.6% of the equity of MEC and 0.05% of the votes attached to MEC's voting securities:

■
440,862 MEC Class A Shares are registered in the name of The Canada Trust Company, trustee of the Magna Deferred Profit Sharing Plan (Canada) of Magna International. As Chairman of Magna International, Mr. Stronach has the right to direct the trustee in regard to voting and disposing of these MEC Class A Shares.

■
206,428 MEC Class A Shares are registered in the name of The Employees Deferred Profit Sharing Plan (Canada) of Magna International, of which Frank Stronach is one of the trustees, but not a beneficiary.

■
18,348 MEC Class A Shares are registered in the name of 865714 Ontario Inc., a separate vehicle incorporated for the acquisition of Magna International shares and the sale thereof to the management team of Magna International, the disposition of which Magna International has the right to direct.

20.    Mr. Stronach owns options issued under MEC's Long-term Incentive Plan to purchase 1,000,000 MEC Class A Shares, all of which are exercisable (the "Stronach MEC Options").

The Fair Enterprise Purchase

21.    On July 12, 2004, prior to the approval of the Offer by the board of MID and on the day prior to the announcement of the Offer, MID purchased 3,682,515 MEC Class A Shares from Fair Enterprise at a market price of US$5.963 per share (for an aggregate price of US$21,947,789.40) payable in cash and MID Class A Shares valued at market as follows:

■	15% or US$3,292,168.41 in cash (approximately US$0.89 per MEC Class A Share) (the "Cash Amount").

■
85% in shares or 707,725 MID Class A Shares (approximately 0.1922 of an MID Class A Share per MEC Class A Share based on the volume weighted average price of all trades of the MID Class A Shares on the NYSE for the five trading days ending on July 12, 2004 (US$26.36)).

22.    The US$5.96 per share (approximately US$0.89 in cash and 0.1922 of an MID Class A Share) is clearly less than the US$7.00 per share (US$1.05 in cash and 0.2258 of an MID Class A Share) to be offered under the Offer.

23.    If MID does not acquire all the outstanding MEC Class A Shares by December 30, 2004, or, prior to such date, MID publicly announces that it is abandoning the privatization
________________

[3]	The price per share paid for the MEC shares was equal to the volume weighted average price of all trades of the MEC Class A Shares on NASDAQ for the five trading days ending on July 12, 2004.

Page 7

of MEC, then Fair Enterprise has the option (the "Fair Enterprise Option") to repurchase the MEC Class A Shares that it sold to MID for either:

■	the Cash Amount and the 707,725 MID Class A Shares that it received (the "Share Unwind Option"); or

■
the Cash Amount and an additional amount in cash equal to the 707,725 MID Class A Shares that it received multiplied by the volume weighted average price of all trades of the MID Class A Shares on the NYSE for the five trading days ending on the date prior to the date of such repurchase (the "Cash Unwind Option").

The Offer

24.    On July 13, 2004, MID announced its intention to make the Offer to acquire all the outstanding MEC Class A Shares not already owned by MID for consideration of US$1.05 in cash and 0.2258 of an MID Class A Share per MEC Class A Share.

25.    If the Offer is successfully completed, MID intends to acquire any MEC Class A Shares not tendered in the Offer through a short-form Delaware merger of MEC (the "Merger") with a wholly-owned subsidiary of MID in which MEC shareholders would receive the same consideration per MEC Class A Share.

26.    The consideration represented an offer price of US$7.00 per MEC Class A Share (with a 15% cash component and an 85% share component) based upon the closing price of US$26.35 for the MID Class A Shares on the NYSE on July 12, 2004.

27.    In addition to customary conditions, the Offer will be conditioned on the tender of:

■	at least a majority of the MEC Class A Shares not held by MID or related parties of MID; and

■
a number of MEC Class A Shares such that MID would, upon acquiring such shares, hold at least 90% of the total number of the then outstanding MEC Class A Shares (after taking into account the MEC Class A Shares already held by MID and the conversion of up to all the MEC Class B Shares held by MID into MEC Class A Shares).

28.    The Offer is an "insider bid" for MEC for the purposes of Rule 61-501 and, accordingly, the Offer circular to be sent by MID to MEC securityholders will contain a formal valuation of the MEC Class A Shares (and, depending upon advice received from MEC's independent valuator, the MID Class A Shares). MID will not be in a position to mail the Offer circular until MEC's independent valuator has completed the formal valuation and provided it to MID. In addition, the Offer is subject to Rule 13e-3 under the 1933 Act and, accordingly, the Offer circular/registration statement must be pre-cleared with the U.S. Securities and Exchange Commission. MID has not yet filed the Offer circular with the SEC.

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29.    No offer will be made by MID for MEC's Convertible Notes or MEC's Options. Following completion of a Merger of MEC, the Convertible Notes will, in accordance with the terms of the applicable note indentures, be convertible into MID Class A Shares and a cash payment at a conversion price based on the merger consideration and the Options will become exercisable for MID Class A Shares based on the Merger consideration.

Independent Committee Process

30.    On January 13, 2004, the MID board established the Independent Committee comprised of Barry Byrd (Chairman), Philip Fricke and Manfred Jakszus, each of whom is independent of MEC, Magna International, MID management and the Stronach Trust. The Independent Committee's mandate is to review, consider and make recommendations to the MID Board concerning transactions between MID and related parties, including MEC, Magna International and their subsidiaries.

31.    Each of the Fair Enterprise Purchase and the Offer was approved as in MID's best interests in the proper exercise of the business judgement of the Independent Committee and the board of MID.

■
The Independent Committee retained Scotia Capital Inc. to act as its independent financial advisor and Davies Ward Phillips & Vineberg LLP to act as its independent legal advisor in connection with the Offer. MID retained BMO Nesbitt Burns Inc. to act as its financial advisor and Sidley Austin Brown & Wood LLP to act as its legal advisor in connection with the Offer.

■
The Independent Committee met on 10 occasions from February 2004 to July 2004 to consider MID's relationship with MEC and to fully deliberate the Offer and the Fair Enterprise Purchase, with the full benefit of financial and legal advice.

■
On July 12, 2004, the Independent Committee unanimously approved each of the Fair Enterprise Purchase and the Offer as in MID's best interests. Scotia Capital Inc. provided an oral opinion to the Independent Committee that, as of July 12, 2004, the consideration to be paid under the Offer was fair, from a financial point of view, to the holders of MID Class A Shares, excluding the Stronach Trust and related parties.

■
Later on July 12, 2004, the board of directors of MID unanimously (excluding Mr. Stronach, who was not present at the meeting, and Messrs. Davis and Tobin who refrained from voting because they were directors of MEC) approved each of the Fair Enterprise Purchase and the Offer as in MID's best interests.

32.    The Offer and the Fair Enterprise Purchase arose as a result of deliberations of the Independent Committee and MID management in the context of assessing potential transactions involving MEC. The Offer and the Fair Enterprise Purchase were not initiated by Frank Stronach and Mr. Stronach was not involved in the Independent Committee's evaluation of the Offer or the Fair Enterprise Purchase.

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33.    Prior to approving the Offer, the Independent Committee and MID management discussed the Offer with Mr. Stronach to determine whether he would be supportive of it. Mr. Stronach advised the Special Committee and MID management that he thought the Offer was in the best long-term interests of both MID and MEC shareholders and indicated his support for the transaction.

34.    In addition, the Independent Committee believed that it was important that (a) Mr. Stronach not benefit personally from tendering MEC shares to the Offer in order to avoid any criticism that the Offer was being completed to benefit Mr. Stronach personally and (b) Mr. Stronach's primary economic interest in the Offer should be through his ownership of MID shares. Accordingly, in response to a prior comment from Mr. Stronach indicating his desire to not benefit personally from tendering MEC shares into the Offer, the Independent Committee requested that Fair Enterprise sell its MEC shares to MID at market prices and Fair Enterprise agreed to do so.

35.    The sale by Fair Enterprise of MEC Class A Shares is clearly beneficial to MID and its minority shareholders as it reduces the cost of acquiring the MEC Class A Shares not held by MID by US$3.8 million, a significant benefit conferred by Mr. Stronach/Fair Enterprise on MID's minority shareholders. The Independent Committee also believed that this demonstrated Mr. Stronach's belief in the long-term benefits of the transaction, because presumably Mr. Stronach would not give up a US$3.8 million benefit unless he thought that he could recover it through the long-term appreciation in value of the MID shares received as a result of the Fair Enterprise Purchase.

36.    Mr. Stronach agreed to the Fair Enterprise Purchase, but requested that should the Offer not be completed, the Fair Enterprise Purchase should be unwound because his agreement to sell the MEC shares held by Fair Enterprise was related to his support of the Offer. In other words, Mr. Stronach wanted Fair Enterprise to be put in the same position it and the other MEC shareholders would have been in had they tendered to the Offer and the Offer was not completed. The Independent Committee believed this to be a reasonable request given that Mr. Stronach's and Fair Enterprise's agreement to proceed with the Fair Enterprise Purchase was related to Mr. Stronach's support of the Offer.

37.    The Fair Enterprise Option was structured by MID's and Fair Enterprise's legal and tax advisors with these principles in mind. The Fair Enterprise Option and, in particular, the Cash Unwind Option, does not, and was never intended to, confer any improper benefit to Mr. Stronach or Fair Enterprise. Mr. Stronach never asked for, and never received, any benefit that was not available to MEC's minority shareholders.

38.    The Cash Unwind Option was requested by Mr. Stronach's tax advisors due to the possibility that Fair Enterprise could, in certain circumstances, be subject to withholding taxes in the event that the Share Unwind Option was exercised. Once again, the Independent Committee believed this request to be reasonable given the rationale for the Fair Enterprise Purchase (i.e., Fair Enterprise ought not to suffer adverse tax consequences

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in complying with the Independent Committee's request that Fair Enterprise sell its MEC shares to MID). No benefit is conferred on Fair Enterprise through the Cash Unwind Option because the effective price paid by Fair Enterprise to retain the MID shares is calculated by reference to the MID market price; in other words, the cash price Fair Enterprise will pay for the MID shares it retains will be equal to the market value of those shares.

39.    However, given the complexity of the Cash Unwind Option and in order to dispel concerns that he or Fair Enterprise will somehow personally benefit from the Fair Enterprise Option, Mr. Stronach and Fair Enterprise have advised MID in writing4 that, if the Offer is not successfully completed, Fair Enterprise will exercise the Share Unwind Option, resulting in the return to Fair Enterprise of the MEC shares purchased by MID, and the return to MID of the US$3,292,168.41 cash and 707,725 MID Class A Shares paid to Fair Enterprise in connection with such purchase.

40.    The Fair Enterprise Purchase was not necessary to remove the Offer from the minority approval requirements of Rule 61-501. As discussed below, it is our view that the Offer is not a "related party transaction" within the meaning of Rule 61-501.

41.    In structuring the Offer, MID Class A Shares were included in the consideration to allow MEC shareholders to have the opportunity to continue to participate in the growth of MEC's business. In light of the inclusion of MID Class A Shares in the consideration for the Offer, the Fair Enterprise Purchase included a stock component in the consideration in order to have Fair Enterprise on the same 85% MID stock/15% cash basis as the Offer, but at a lower level of consideration (US$5.96 versus US$7.00 per share), and to comply with the pre-bid integration rules. Accordingly, the consideration paid to Fair Enterprise was a function of the pre-bid integration rules and the decision to include MID Class A Shares in the consideration for the Offer rather than a desire to confer a benefit on Fair Enterprise.

II.    Rule 61-501 Minority Approval Not Required

The Offer is Not a Related Party Transaction

42.    A "related party transaction" is defined in Rule 61-501 to be "a transaction between the issuer and a person or company that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction, as a consequence of which, either through the transaction itself or together with connected transactions, the issuer directly or indirectly … acquires the related party, or combines with the related party, through an amalgamation, arrangement or otherwise, whether alone or with joint actors".
______________

[4]	A copy of Mr. Stronach's and Fair Enterprise's letter to MID is included with this letter.

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43.    The Offer is not a related party transaction between MEC and MID for the purposes of Rule 61-501 as it is not a transaction between MID and MEC. The Offer was unsolicited by MEC and there was no negotiation between MID and MEC regarding the Offer. There is no support or other agreement between MID and MEC in connection with the Offer. The Offer is only an offer from MID to the shareholders of MEC that, if accepted, would result in transactions between MID and the shareholders of MEC.5

44.    In addition, the Merger, if it occurs at all, will not be a "connected transaction" to the Offer so as to cause the Offer to be a related party transaction.

■
The Merger, if it occurs at all, will not be negotiated or completed at approximately the same time as the Offer, the Offer is not conditional on the completion of the Merger and the Merger is not by its terms conditional on the Offer.

Downstream Transaction

45.    Even if an unsolicited offer made directly to the shareholders of a target company with no support agreement with the target company could be considered to be a related party transaction between the bidder and the target company, the minority approval and formal valuation requirements of Part 5 of Rule 61-501 would not apply to the Offer as the Offer would be a "downstream transaction" for MID.6

■
At the time the Offer was approved by the board of MID[7], MID was a control block holder of MEC and, following MID's purchase of the MEC shares owned by Fair Enterprise, no related party of MID (including Mr. Stronach), other than a wholly-owned subsidiary of MID, beneficially owned or exercised control or direction over, other than through his or its interest in MID, more than 5% of any class of voting or equity securities of MEC.

■
At such time, Mr. Stronach may have beneficially owned or exercised control or direction over the Magna Plan MEC shares (through his control or direction over the Magna International plans as described in paragraph 19 above), representing 1.4% of the MEC Class A Shares, 0.6% of the equity of MEC and 0.05% of the votes attached to MEC's voting securities.

______________
[5]
That is true not only for purposes of Rule 61-501, but also under Delaware corporation law. See In Re Pure Resources, Inc. Shareholders Litigation, C.A. No. 19876, Strine, V.C. (Del. Ch. Oct.1, 2002; rev. Oct. 7, 2002).

[6]	Section 5.1(g) of Rule 61-501.

[7]
Although the definition of "downstream transaction" in Rule 61-501 refers to "the time the transaction is agreed to", section 2.9 of Companion Policy CP61-501 provides that where the issuer does not technically negotiate the transaction with another party, the time the transaction is agreed to should be interpreted as the time at which the issuer's board of directors determines to proceed with the transaction, subject to any conditions.

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■
The Stronach MEC Options owned by Mr. Stronach are not to be included for the purposes of the "downstream transaction" definition as the definition of "beneficially owns" in Rule 61-501 only imports the deemed beneficial ownership provisions of section 90 of the Securities Act (extending to shares under option exercisable within 60 days) for the purposes of the definitions of "control block holder" and "related party", and not for the purposes of the definition of "downstream transaction". Even if the Stronach MEC Options are included for the purposes of determining beneficial ownership of MEC Class A Shares, the number of MEC Class A Shares that Mr. Stronach may beneficially own or control, other than through the Stronach Trust's ownership of MID shares, would still be below the 5% threshold (1,665,638 MEC Class A Shares representing 3.3% of the MEC Class A Shares, 1.5% of the equity of MEC and 0.14% of the votes attached to MEC's voting securities).

46.    The policy basis for excluding downstream transactions from the related party transaction requirements of Part 5 of Rule 61-501 is that the type of conflict of interest that Rule 61-501 was designed to address is not present for a parent company that is engaging in a transaction with a controlled subsidiary, so long as another related party of the parent company does not also hold a significant position in the subsidiary other than through an interest in the parent company.8

47.    Mr. Stronach's direct investment in MEC, other than his indirect investment through MID, did not constitute a significant position in MEC at the time of MID's approval of the Offer. Mr. Stronach beneficially owns or exercises control or direction over less than 5% of any class of voting or equity securities of MEC, other than through MID. In addition, as a result of the Fair Enterprise Purchase, Mr. Stronach/Fair Enterprise will not receive any premium that would have resulted from tendering MEC Class A Shares to the Offer. The type of conflict of interest that the related party transaction provisions of Rule 61-501 were designed to address is not present for MID in connection with the Offer.

48.    Even prior to the Fair Enterprise Purchase, Mr. Stronach did not hold a significant position in MEC, other than through MID. Although he may have beneficially owned or exercised control or direction over 8.9% of the MEC Class A Shares, such shares represented only 4.1% of the equity of MEC and 0.4% of the votes attached to MEC's voting securities.9
______________
[8]	Section 3 of the Notice of Proposed Amendments to Rule 61-501 of the OSC dated February 28, 2003.

[9]
Even if the Stronach MEC Options are included for the purposes of determining beneficial ownership of MEC Class A Shares, Mr. Stronach would not, other than through the Stronach Trust's ownership of MID shares, have beneficially owned or exercised control or direction over more than 5% of the equity of MEC.

Page 13

25% of Market Capitalization

49.    Even if an unsolicited, unsupported offer made directly to the shareholders of a target company could be considered to be a related party transaction between the bidder and the target company, in addition to the downstream transaction exemption discussed above, the minority approval and formal valuation requirements of Part 5 of Rule 61-501 would not apply to the Offer as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offer, insofar as it involved interested parties, exceeds 25% of MID's market capitalization.

■	25% of MID's market capitalization calculated in accordance with Rule 61-501 was C$437,163,107.[10]

■	The fair market value of the subject matter of the Offer (being the 40,833,953 MEC Class A Shares not held by MID) was C$308,704,685.[11]

■	The fair market value of the consideration offered in the Offer (being an aggregate of US$42,875,651 in cash and 9,220,307 MID Class A Shares) was C$376,459,089.[12]

50.    We note that section 5.5.2(d) of Rule 61-501 provides that for the purpose of the calculation of the 25% test, "if the assets involved in the transaction (the "initial transaction") include warrants, options or other instruments providing for the possible future purchase of securities or other assets (the "future transaction"), the calculation of the fair market value for the initial transaction shall include the fair market value, as of the time the initial transaction is agreed to, of the maximum number of securities or other consideration that the issuer may be required to issue or pay in the future transaction."13
_____________________
[10]
In accordance with the definition of "market capitalization" in Rule 61-501 and subsections 183(1), (2) and (4) of the Regulation, MID's market capitalization would be C$1,748,652,429, calculated by multiplying (i) the number of securities of each class that are outstanding as of the close of business on the last business day of the calendar month preceding the calendar month in which the transaction is agreed to (such date was June 30, 2004, and 47,612,083 MID Class A Shares and 548,238 MID Class B Shares were outstanding on such date), by (ii) the market price of the securities, which would be the simple average of the closing prices for each of the business days on which there was a closing price, falling not more than 20 business days before June 30, 2004 (the average of the TSX closing prices from June 2, 2004 to June 29, 2004 for the MID Class A Shares was C$36.278 and for the MID Class B Shares was C$39.00).

[11]	Based on the closing price of the MEC Class A Shares on the TSX on July 12, 2004 of C$7.56.

[12]	Based on the Bank of Canada C$/US$ noon rate on July 12, 2004 of 1.3138 and the closing price of the MID Class A Shares on the TSX on July 12, 2004 of C$34.72.

[13]
Footnote 162 of the Notice of Proposed Amendments to Rule 61-501 of the OSC dated February 28, 2003 provides that this provision has been added for clarification as under the prior Rule 61-501, the issuance of warrants, for example, and their subsequent exercise could be regulated as two distinct related party transactions in certain circumstances. Thus, in light of section 5.1(k) of Rule 61-501,

Page 14

■
No offer will be made by MID for MEC's Convertible Notes or MEC's Options and such convertible securities are not involved in the Offer. Although such convertible securities may be impacted by a Merger in accordance with their pre-existing terms, the Offer is not a connected transaction with the Merger, if it occurs, as discussed in paragraph 44 above. In addition, the Convertible Notes are "out-of-the-money".

Fair Enterprise Purchase - Related Party Transaction

51.    Even though the Fair Enterprise Purchase provided a benefit to MID shareholders by reducing the cost of the acquisition of MEC, the Fair Enterprise Purchase was a related party transaction for MID.

52    The Fair Enterprise Purchase was exempt from the minority approval and formal valuation requirements of Rule 61-501 on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved interested parties, exceeded 25% of MID's market capitalization.

■	25% of MID's market capitalization calculated in accordance with Rule 61-501 was C$437,163,107.[14]

■	The fair market value of the 3,682,515 MEC Class A Shares purchased by MID from Fair Enterprise was C$27,839,813.[15]

■	The fair market value of the consideration for the Fair Enterprise Purchase (US$3,292,168.41 in cash and 707,725 MID Class A Shares) was C$28,897,463.[16]

53.    The Offer is not a "connected transaction" of the Fair Enterprise Purchase such that the fair market value of the Offer should be aggregated with the fair market value of the Fair Enterprise Purchase for the purposes of determining whether the 25% test for the exemption is met.

■
Connecting the Offer to the Fair Enterprise Purchase for the purpose of determining whether the 25% test for the exemption of the Fair Enterprise Purchase is met is an indirect way of trying to impose a minority approval requirement on the Offer. The issue of whether the Offer should be subject to minority approval has been dealt

_____________

this provision was aimed at ensuring that the availability of the 25% exemption for an initial issuance of convertible securities to related parties would be based on the inclusion of the value of the underlying shares.

[14]	See note 10 above.

[15]	Based on the closing price of the MEC Class A Shares on the TSX on July 12, 2004 of C$7.56.

[16]	Based on the Bank of Canada C$/US$ noon rate on July 12, 2004 of 1.3138 and the closing price of the MID Class A Shares on the TSX on July 12, 2004 of C$34.72.

Page 15
with directly under "The Offer is Not a Related Party Transaction", "Downstream Transaction" and "25% of Market Capitalization" above.

■
The Fair Enterprise Purchase and the purchase of shares under the Offer will not be completed at the same time. The Fair Enterprise Purchase has been completed and the transactions resulting from acceptances of the Offer will not close until some time in the future. Although Fair Enterprise has the option to repurchase the MEC Class A Shares that it sold to MID if MID does not acquire all the outstanding MEC Class A Shares by December 30, 2004, or, prior to such date, MID publicly announces that it is abandoning the privatization of MEC, the Fair Enterprise Purchase is not conditional on the completion of the Offer. The Offer is not conditional on the completion of the Fair Enterprise Purchase.

54.    Even if the Offer were a "connected transaction" to the Fair Enterprise Purchase, the aggregate of the fair market value of both transactions would be below the 25% threshold.

■	25% of MID's market capitalization calculated in accordance with Rule 61-501 was C$437,163,107.[17]

■
The aggregate of the fair market value of the 3,682,515 MEC Class A Shares purchased by MID from Fair Enterprise and the fair market value of the 40,833,953 MEC Class A Shares not held by MID was C$336,544,498.[18]

■	The aggregate of the fair market value of the consideration for the Fair Enterprise Purchase and the fair market value of the consideration for the Offer was C$405,356,552.[19]

55.    The Fair Enterprise Purchase was not a material change for MID. As a result, no material change report disclosure, and no disclosure under section 5.220 of Rule 61-501, was required for the Fair Enterprise Purchase. The material change report of MID dated July 13, 2004 for the Offer (which was not a related party transaction) contained the disclosure required by Form 51-102F3 in respect of the Offer.

56.    As discussed above, the Fair Enterprise Purchase does not invoke the conflict of interest policy considerations underlying the minority approval requirements of Rule 61-501 since MID clearly benefits from the Fair Enterprise Purchase; MID is willing to pay
__________________
[17]	See note 10 above.

[18]	See notes 11 and 15 above.

[19]	See notes 12 and 16 above.

[20]
Section 5.2 of Rule 61-501 requires the mandated disclosure for a related party transaction only if the transaction is a material change by providing that "An issuer shall include in a material change report, if any, required to be filed under the Act for a related party transaction…".

Page 16

US$7.00 per share to acquire MEC Class A Shares but only paid US$5.96 per share for the MEC Class A Shares owned by Fair Enterprise.

III.    Pre-Bid Integration/Collateral Benefit

57.    The price of US$5.96 per MEC Class A Share (with a 15% cash component and an 85% MID Class A Share component) paid by MID for the Fair Enterprise Purchase was based on market prices prior to the announcement of the Offer. The Offer was priced at US$7.00 per MEC Class A Share (with a 15% cash component and an 85% MID Class A Share component).

58.    As discussed above, as compared to the price Fair Enterprise could receive in the Offer for its MEC Class A Shares, the sale by way of private agreement at pre-announcement market prices represented a significant loss of US$3.8 million to Fair Enterprise. No collateral benefit is being conferred on Fair Enterprise or Mr. Stronach through the Fair Enterprise Purchase. On the contrary, Mr. Stronach/Fair Enterprise is conferring a benefit on MID and its shareholders by reducing the acquisition cost of the MEC shares under the Offer.

59.    The consideration offered under the Offer is at least equal to the consideration paid by MID in the Fair Enterprise Purchase. In fact, the consideration offered under the Offer is considerably higher per share than the consideration paid in the Fair Enterprise Purchase and represented a premium of 17.4% to the Fair Enterprise Purchase price based on the closing prices of the MID and MEC shares on July 12, 2004. In addition, under the Offer, MEC shareholders will receive consideration in the same form and proportion as the consideration for the Fair Enterprise Purchase, namely 15% in cash and 85% in MID Class A Shares, based on the closing prices of the MID and MEC shares on July 12, 2004.

60.    As discussed above, the Fair Enterprise Option has been designed to give Fair Enterprise the ability to be in the same position as if the Fair Enterprise Purchase had not happened in the event that MID does not acquire MEC (i.e., so that it would be put in the same position that it would have been in had it tendered to the Offer and the Offer was not completed), and does not, and was never intended to, confer a collateral benefit to Mr. Stronach or Fair Enterprise. This is accomplished by Fair Enterprise repurchasing the MEC Class A Shares that it sold to MID for (a) the cash that it received and (b) the MID Class A Shares that it received (or cash equal to the fair market value of such MID Class A Shares at the time of repurchase).21
____________________
[21]

But for any withholding tax, from a financial point of view, Fair Enterprise should be indifferent as between the choice of returning MID Class A Shares or an amount in cash equal to their fair market value at the time of repurchase (based on a five-day volume weighted average), as MID Class A Shares trade in liquid markets on both the TSX and the NYSE. The ability to return cash in an amount equal to the fair market value of the MID Class A Shares instead of MID Class A Shares

Page 17

61.    The Fair Enterprise Option is only exercisable in the event that the Offer is not completed. Consideration under the Offer that is conditional on the Offer not being completed is not consideration contemplated by sections 94(5) or 97 of the Securities Act and, to repeat paragraph 60, the Fair Enterprise Option puts Fair Enterprise in the same position as if it had tendered to the Offer at a lower price and the Offer was not completed.

62.    As stated in paragraph 39 above, in order to dispel concerns that he or Fair Enterprise will personally benefit from the Fair Enterprise Option, Mr. Stronach and Fair Enterprise have advised MID in writing that if the Offer is not successfully completed, Fair Enterprise will exercise the Share Unwind Option.

IV.    Other Information

63.    The Greenlight Letter contains numerous misleading allegations which MID strongly denies and submits are not relevant to the Rule 61-501 and Securities Act issues discussed above. MID would like the OSC to be aware of the following:

■
Forbearance Agreement: The Greenlight Letter refers to an agreement dated as of February 8, 2000 between Magna International and MEC which restricts Magna International's ability to make further debt or equity investments in, or otherwise give assistance to, MEC until June 1, 2006. MID is not a party to this agreement and the public shareholders of Magna International overwhelmingly approved the spin-off of MID with knowledge of the fact that MID would not be subject to this agreement upon completion of the spin-off.[22]

■
Dual-Class Share Structure: The Greenlight Letter notes that as a result of the dual-class share structures of MID and MEC, with only a minimal equity stake in MID, Mr. Stronach controls MID and, through MID, is able to control MEC. The dual-class share structures of MID and MEC and their relationship with Mr. Stronach have been fully disclosed in MID's public disclosure documents, including through appropriate risk factors. In addition, the dual-class share structure at MID was approved by over 97% of the votes cast by the holders of each of Magna International's Class A subordinate voting and Class B shares (with

____________

themselves addresses the concern that the return of MID Class A Shares by Fair Enterprise to MID may result in a dividend being deemed paid by MID to Fair Enterprise which would be subject to a 25% Canadian withholding tax since Fair Enterprise is a company existing under the laws of the Island of Jersey.

[22]
Page 6 of the management information circular of Magna International dated July 8, 2003 refers to the factors considered by Magna International's special committee including the forbearance agreement and "the fact that MID will not be subject to that agreement upon completion of the Spin-Off Transactions". The preliminary prospectus of MID dated July 8, 2003 which accompanied such management information circular states at page 58 that MID is "not subject to any restrictions regarding future investments in MEC".

Page 18

each class voting separately) at the time MID was spun off from Magna International. Further, as discussed above, the Offer was assessed and recommended by the Independent Committee.

■
Investor Expectations: The Greenlight Letter selectively quotes MID management in an attempt to allege that the expectations of MID investors regarding MID's business are being thwarted by the Offer. In this context, we note that MID already owns a significant interest in MEC representing 62% of MEC's equity securities and 96.6% of the votes attached to MEC's voting securities. MID's interest in MEC represented 51% of MID's consolidated assets at December 31, 2003 and 86% of MID's consolidated 2003 revenue. A corporation's intention regarding its investment in a significant subsidiary is not static and its board should not be precluded from exercising its business judgment to respond to changing circumstances. The significance of MID's investment in MEC and the potential for transactions involving MEC has been emphasized in MID's public disclosure documents and during investor presentations. On page 30 of the MID's annual information form dated November 17, 2003 and page 58 of MID's prospectus dated August 18, 2003, MID stated "Although we have no current plans to do so, we may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments" and emphasized that MID viewed its shareholdings in MEC as a strategic investment.

■
Price Decline in Share Exchange Offers: The Greenlight Letter implies that the decline in the market price of MID Class A Shares following the announcement of the Offer and the road shows conducted by MID are unusual and improper and provide evidence of the "significant motive" of MID to avoid minority approval under Rule 61-501 (in that MID anticipated the market reaction). However, in share exchange offers, it is normal for the bidder to conduct road shows for its shareholders and not unusual for the share price of the bidder to decline following the announcement of the offer as a result of different views on the potential dilution from the transaction. In addition, in approving the Offer, the Independent Committee considered the long-term interests of MID shareholders rather than the potential for short-term price swings in MID stock.

_____________________

For all the reasons discussed above, we respectfully submit that MID minority shareholder approval is not required in respect of the Offer or the Fair Enterprise Purchase.

Page 19

An authorization and verification statement of MID is attached to this letter. Please do not hesitate to contact me (416.863.5579), Bill Ainley (416.863.5509) or Peter Hong (416.863.5557) if you have any questions or require any further information.

Yours very truly,

(signed) Vincent Mercier

Vincent A. Mercier

VAM/jt
Enclosure

cc:	Barry B. Byrd, Chairman, Independent Committee of the Board of Directors of MI Developments Inc.
John Simonetti, MI Developments Inc.
Ed Hannah, MI Developments Inc.
René Sorell, McCarthy Tétrault LLP
Scott Freeman, Sidley Austin Brown & Wood LLP
Bill Ainley, Davies Ward Phillips & Vineberg LLP
Peter Hong, Davies Ward Phillips & Vineberg LLP

AUTHORIZATION AND VERIFICATION

To:    Ontario Securities Commission

    We hereby authorize the filing of the letter of Davies Ward Phillips & Vineberg LLP dated August 24, 2004 to which this authorization and verification is attached and confirm the truth of the facts contained therein.

    DATED this 24th day of August, 2004.

MI DEVELOPMENTS INC.

by (signed)

Independent Committee of the Board of Directors of MI Developments Inc.
337 Magna Drive
Aurora, ON
L4G 7K1

Attention: Mr. Barry B. Byrd, Chairman

August 24, 2004
Dear Sirs:

We refer to the share purchase agreement dated July 12, 2004 (the "Share Purchase Agreement") between Fair Enterprise Limited ("Fair Enterprise") and MI Developments Inc. ("MID").

We were approached by management of MID, at the request of the independent committee of the board of directors of MID, to agree to sell the MEC shares owned by Fair Enterprise to MID prior to the announcement of the intention of MID to make an offer for the shares of Magna Entertainment Corp. ("MEC") not owned by MID in order to avoid any criticism that the offer was being made to benefit Fair Enterprise or me personally and to ensure that my primary economic interest in the offer would be through my ownership of MID shares. We agreed to do so but requested that should the offer not be completed, the purchase of the MEC shares owned by Fair Enterprise would be unwound. In other words, Fair Enterprise and I wanted to be put in the same position that the other MEC shareholders would be in had they tendered to the offer and the offer was not completed. Neither Fair Enterprise nor I asked for, nor did we expect to receive, any benefit that MEC's minority shareholders did not enjoy. In fact, when we agreed to sell the MEC shares owned by Fair Enterprise to MID at the market price prior to the announcement of the offer in order to show our support for the offer, we gave up US$3.8 million of value to the benefit of MID's minority shareholders.

After we agreed to the transaction, the actual structure of the transaction was determined by our tax and legal advisors and the legal advisors to MID. I did not have any input on that structure. As you are aware, certain MID shareholders have alleged that the structure of the options to unwind the purchase of the MEC shares owned by Fair Enterprise pursuant to the Share Purchase Agreement confers a benefit on myself and Fair Enterprise. While the options do not and were never intended to confer any benefit, in order to dispel these concerns we have agreed that in the event MID's offer for MEC is not successfully completed, Fair Enterprise will exercise the option that results in the unwinding of the original transaction: Fair Enterprise will purchase back the MEC shares for the return to MID by Fair Enterprise of the MID shares and cash paid by MID to Fair Enterprise in connection with the purchase of the MEC shares.

Very truly yours,

(signed) Frank Stronach	(signed)

Frank Stronach	Fair Enterprise Limited